

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Kenichi Watanabe
President and Chief Executive Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

Re: **Nomura Holdings, Inc.**
Form 20-F for Fiscal Year Ended March 31, 2010
Filed June 29, 2010
Form 20-F/A for Fiscal Year Ended March 31, 2010
Filed July 28, 2010
File No. 001-15270

Dear Mr. Watanabe:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief